

July 21, 2023

Tiffany R. Smith
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico CA 95928

      Re: Lulu's Fashion Lounge Holdings, Inc.
         Form 10-K for Fiscal Year Ended January 1, 2023
         Filed March 14, 2023
         File No. 001-41059

Dear Tiffany R. Smith:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow Analysis
Operating Activities, page 64

1.   It is not clear how your disclosure concisely explains the decrease in operating cash flows between the fiscal periods presented. Your disclosure references net income, non-cash items, and changes in operating assets and liabilities, and repeats changes disclosed in the statements of cash flows. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparative analysis between periods that discusses all material factors that actually affected operating cash. Also, your analysis should discuss the reasons for underlying factors cited, particularly in regard to changes for which the impact on cash is not readily apparent. Please revise your disclosure as appropriate. Refer to

Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of
Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial
Reporting Releases regarding quantification of variance factors. Consider the preceding
in regard to the analysis of changes in operating cash flows for interim periods (e.g., for
the fiscal period ended April 2, 2023).

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with
any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services